Exhibit 99.1
FreeSeas Announces the Addition of Keith Bloomfield to Its Board of Directors
Piraeus, Greece, March 15, 2010 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of drybulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today the addition of Keith Bloomfield to the Company’s Board of Directors, increasing the total size of the Board to six members.
Mr. Bloomfield has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP.
Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.
Mr. Ion Varouxakis, Chairman and Chief Executive Officer of FreeSeas, stated, “We are very pleased to welcome Keith to our Board of Directors and expect his expertise and experience will lend itself to our continued growth and development. He is a valuable addition to our team.”
Mr. Bloomfield noted, “I am excited to be joining the talented group of individuals that comprise the Board of Directors at FreeSeas, and look forward to working with the Company to achieve its goals as a public company.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct.

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March 15, 2010

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company
FreeSeas Inc.
Alexandros Mylonas, Chief Financial Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com

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